Exhibit XVI

Disclosure of EIB’s involvement in the Juncker Plan

On July 1, 2015, the Regulation (EU) 2015/1017 on the European Fund for Strategic Investment, the European Investment Advisory Hub and the European Investment Portal was published in the Official Journal of the European Union.

On July 22, 2015, the European Commission and the European Investment Bank signed the technical agreements to establish the working arrangements for the European Fund for Strategic Investments (EFSI) and for the European Investment Advisory Hub (EIAH).

The EFSI is a joint initiative of the Commission and the EIB. Set up within the EIB, the EFSI consists of a guarantee from the EU budget of EUR 16 billion and an EIB contribution of EUR 5 billion with the aim of leveraging private and public investment of EUR 315 billion over the next three years.